SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


ITEM l(a).Name of Issuer:

                                MISSION WEST PROPERTIES, INC.

ITEM l(b).Address of Issuer's Principal Executive Offices:

                                10050 BANDLEY DRIVE
                                CUPERTINO, CA 95014

ITEM 2(a) Name of Person Filing:

                                MAJOR MISSION WEST PROPERTIES O.P. UNIT HOLDERS

ITEM 2(b) Address of Principal Business Office or, if none, Residence:

                                10050 BANDLEY DRIVE
                                CUPERTINO, CA 95014

ITEM 2(c) Citizenship:

                                UNITED STATES OF AMERICA

ITEM 2(d) Title of Class of Securities:

                                CONVERTIBLE O.P. UNITS AND COMMON STOCK

ITEM 2(e) CUSIP Number:



ITEM 3.   If This  Statement is Filed Pursuant to Rule  l3d-1(b), o r 13d-2(b)or
          (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a) (6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a) (19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment advisor in accordance with Rule 13d-1(b) (1) (ii) (E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment: company under Section 3(c)(14) of the Investment Company Act.

(j) [ ] Group, in accordance with Rule l3d-l(b)(1)(ii)(J).

If this statement: is filed pursuant to Rule 13d-1c, check this box ___.

ITEM 4.   OWNERSHIP

        (a)  Amount Beneficially Owned:              84,220,359 Convertible O.P.
                                                       Units and Common Stock

        (b)  Percent of Class:                                 81.8%

        (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct
               the vote:                                 SEE ATTACHED EXHIBIT 99

          (ii) shared power to vote or to direct the vote:      0

         (iii) sole power to dispose or to direct
               the disposition of:                       SEE ATTACHED EXHIBIT 99

          (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           NOT APPLICABLE

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           NOT APPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           SEE ATTACHED EXHIBIT 99

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

           NOT APPLICABLE


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      February 13, 2002


                         CARL E. BERG

                         By: /s/ CARL E. BERG
                       -----------------------------

                              Exhibit to Form 13G

Item 4. Beneficial Ownership Information

                                       Convertible O.P.
                                          Units and
O.P. Unit Holder                       Common Stock (1)         % of Class (2)
----------------                       ----------------         --------------
Carl E. Berg (3)                          30,412,328                 29.5%
Clyde J. Berg (4)                         18,342,285                 17.8%
Berg & Berg Enterprises, Inc. (3)(4)      10,789,383                 10.5%
Thelmer Aalgaard                           2,056,225                  2.0%
John Kontrabecki                           1,755,761                  1.7%
West Coast Venture Capital Ltd. (3)(4)    11,425,293                 11.1%
Carl Berg Childs Trust (4)                   898,319                  0.9%
1981 Kara Ann Berg Trust (4)               3,301,212                  3.2%
King Ranch Partners (3)(4)                 5,239,553                  5.1%
                                       ----------------         --------------
                         TOTAL-           84,220,359                 81.8%

(1)  Includes O.P. Units and Common Stock held of record by the group member.
(2) Percentages calculated on the assumption that all convertible O.P. Units held by the group members have been converted into shares of Common Stock. Certain restrictions contained in the issuer's charter and agreements between the issuer and the group members limit the number of shares that can be held at any one time by stockholders of the Company.
(3)  These group members may be considered under common control.
(4)  These group members may be considered under common control.

Each of the above members disclaims beneficial ownership for convertible O.P. units and common stock they do not own.